August 3, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 20549-6050
Washington, D.C. 20549
Attention: Peggy A. Fisher and Tim Buchmiller

Re:	PureDepth, Inc. Registration Statement on Form SB-2
File No. 333-134571

Ladies and Gentlemen:

On behalf of PureDepth, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to comment No. 1 of the Staff of the Securities and Exchange Commission (the “SEC”) contained in the SEC’s letter to the Company dated December 27, 2006 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form SB-2 (the “Amendment”) filed December 1, 2006. For your convenience, we have repeated comment No. 1 below.

Form SB-2

General

1.
It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C. Under that rule, “equity securities” offered by or on behalf of the registrant cannot be sold as an “at the market offering” unless the offering comes within paragraph (a)(l)(x) of Rule 415. Your offering does not appear to meet that requirement. As such:

•                  Please revise your registration statement to price the common stock offered for resale by affiliates and disclose that those parties will conduct their offering at the fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering; and

•                  Because the offering of the shares of common stock underlying the warrants may not be done on a delayed or continuous basis under Rule 415(a)(l)(x), you may not file a resale registration statement related to the offering of those shares until the selling shareholders have acquired those shares. At that time, you may register the resale transaction if the offering is registered on a form on which you are eligible to register the transaction as a primary offering, the investors are identified as selling shareholders and as underwriters and you include the price at which the underwriters will sell the securities.

The Company respectfully submits that the resale of the securities covered by the Amendment (the “Securities”) does not constitute an offering by or on behalf of the Company, and that such resale is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), based upon the following analysis under Securities Act Section 415, no. 29 of the SEC’s Telephone Interpretations Manual.

Initially, the Company wants to alert you to three developments which have occurred since the filing of the Amendment:

•
K One W One Limited, listed in the Amendment as the largest selling stockholder, has agreed to withdraw its Securities (including both shares of outstanding Common Stock and shares of Common Stock issuable upon exercise of its outstanding warrants) previously included for resale under the Amendment. Consequently, an aggregate of 20,543,050 shares will be withdrawn from the Amendment and K One W One is not included as a selling stockholder for purposes of this letter.

•
Approximately 2,642,226 shares of our Common Stock previously included for resale under the Amendment will be withdrawn due to the fact that these shares have been sold into the public market under Rule 144.

•
Warrants to purchase 1,175,983 shares of Common Stock (2,060,332 net of the 884,349 Warrants held by K1W1) have expired without exercise and these shares will be withdrawn from inclusion in the Registration Statement.

As a result of these developments, the number of shares of Common Stock included in the Registration Statement has been reduced from 64,435,988 to approximately 40,074,729.

A. Relationship Between the Company and the Selling Stockholders. None of the selling stockholders is an officer or director of the Company. There are no contractual agreements between the Company and any of the selling stockholders providing any selling stockholder with nomination or election rights with respect to the Company’s board of directors. There are approximately 96 selling stockholders. Only two such stockholders own more than 5% of the outstanding voting stock of the Company, with one stockholder beneficially owning approximately 12% and the other stockholder beneficially owning slightly more than 5% of the outstanding voting stock. The Company does not consider either of such stockholders an affiliate of the Company because they have no right to elect a director or otherwise control the business of the Company.

B.  Length of Time Securities Have Been Held by Selling Stockholders. The selling stockholders are not short-term holders of the Securities. Approximately 98% of the Securities have been held for more than one year. Only 715,243 of the approximately 40,074,729 Securities to be registered have been held for less than one year.

C. Circumstances Under Which Securities Were Acquired. The issuances of all of the unregistered Securities to the selling stockholders were made pursuant to Regulation D and Section 4(2) thereof. Although the Company did amend the terms of its private placement on March 16, 2006 to provide that the exercise price of the A warrants would be reduced (subject to a floor) if a registration statement was not filed within a certain time period following the date on which the Company’s common stock became publicly tradable (which such reduction did not occur due to the timely filing of the initial Registration Statement on Form SB-2), the Company did not offer any selling stockholder any guarantee that the selling stockholders would be able to sell their shares pursuant to a registration or otherwise within any period of time or at any particular price. Each selling stockholder retains the sole right to decide when to sell its shares and at what price, and when and whether to exercise any warrants. The exercise prices of the warrants included in the Securities are not subject to any variability or adjustment based upon the market price of the Company’s common stock.

D. Amount of Securities Involved. Although the total number of Securities represents a multiple of the Company’s current public float, the Securities are widely held by an aggregate of over 90 beneficial owners and were issued in various transactions by the Company and its predecessors over a lengthy period of time. More than a majority of the Securities are shares of Common Stock which are currently issued and outstanding. The Company will not receive any proceeds from the sale of these Securities, all of which will accrue to the benefit of the selling stockholders. The Company will only receive proceeds from the sale of the warrants included in the Securities to the extent of the cash exercise price paid upon exercise of such warrants.

E. Business of the Selling Stockholders. The Securities are widely held by a broad base of individual investors and trusts as well as investment funds. None of the selling stockholders are in the business of underwriting securities.

The Company believes that an examination of all of the circumstances regarding the proposed registration of the Securities as described above illustrate that none of the selling stockholders are acting merely as a conduit for the Company.

In addition to the foregoing, please also note that the Company is finalizing and intends to file with the SEC an additional letter in response to the remaining comments set forth in the Comment Letter along with an Amendment No. 2 to Registration Statement on Form SB-2 that will include appropriate updated disclosures and financial statements.

Further comments or requests for information should be directed to the undersigned. You can reach me at (650) 833-2009.

Very truly yours,

DLA Piper US LLP

By: /s James M. Koshland

James M. Koshland
Jim.koshland@dlapiper.com

cc:           Jon McCaman, PureDepth, Inc.
Mike Pendergast, PureDepth, Inc.
Jenelle Cox, Esq.